Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY SECOND QUARTER 2021 RESULTS

(UNAUDITED)

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “our” and “us”) (NYSE: NVGS) reported operating revenue of $85.9 million for the three months ended June 30, 2021, compared to $82.5 million for the three months ended June 30, 2020.

•

Net income was $0.3 million (earnings per share of $0.01) for the three months ended June 30, 2021, compared to a net income of $3.0 million (earnings per share of $0.05) for the three months ended June 30, 2020.

•	Adjusted EBITDA(1) was $28.2 million for the three months ended June 30, 2021, compared to $31.9 million for the three months ended June 30, 2020.

•	Fleet utilization was 85.4% for the three months ended June 30, 2021, a reduction from the 88.3% achieved for the three months ended June 30, 2020.

•

The ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”) had throughput volumes of 155,428 tons for the three months ended June 30, 2021, compared 103,220 tons for the three months ended June 30, 2020.

•

Four 12-month time charters with Mitsui & Co. Energy Trading Singapore Pte. Ltd. commenced during the quarter, transporting LPG from Pembina Pipeline Corporation’s new LPG export facility at Prince Rupert, British Columbia, West Coast Canada. A fifth vessel is scheduled to enter service on this route in October 2021.

•	Navigator loaded the first cargo from the new 20,000bbls per day Repauno LPG Export Terminal on the U.S. East Coast in April 2021, followed by two similar cargoes loadings in May.

•

On August 4, 2021, the Company entered into the previously announced transaction with Naviera Ultranav Limitada (“Ultranav”) to merge the Ultragas ApS (“Ultragas”) fleet and business activities with Navigator. The addition of their 18 vessels will give a combined fleet of 56 vessels which will enhance our capability to provide flexibility, choice and support to our customers.

•	In April 2021, we published our inaugural CSR report.

The Company’s financial information for the quarter ended June 30, 2021 included in this press release is preliminary and is subject to change in connection with the completion of the Company’s quarter-end close procedures and further financial review. Actual results may differ from these estimates as a result of the completion of the Company’s quarter-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the quarter ended June 30, 2021 is finalized.

Recent Developments

Ultragas Transaction

On August 4, 2021, the Company entered into the previously announced transaction with Naviera Ultranav Limitada (“Ultranav”) to merge the Ultragas ApS (“Ultragas”) fleet and business activities with Navigator. Ultragas’ fleet, which had a broker assessed value of approximately $529.5 million, includes:

•	seven modern 22,000cbm handysize semi-refrigerated vessels;

•	five 12,000cbm ethylene vessels and;

•	six gas carriers in the 3,770-9,000cbm range, three of which are ethylene capable.

The combined fleet of 56 vessels will enhance our capability to provide flexibility, choice and support to our customers.

In line with the original terms of the transaction, Navigator issued approximately 21.2 million new shares of its common stock to Ultranav, in consideration for its vessels less its approximate $180 million debt, giving a calculated price per Navigator share of $16.82. The combined entity has an aggregate net asset value of approximately $1.3 billion, based on internal/external estimates of the fleet, including an appraised $260 million valuation representing Navigator’s 50% ownership of the Marine Export Terminal at Morgan’s Point, Texas.

Market Trends

The Texas-freeze closed the ethylene arbitrage between the U.S. and the rest of the world during March and April of 2021 resulting in minimal ethylene exports from North America. During this period the vast majority of ethylene crackers in Texas and Louisiana that were impacted quickly commenced the necessary repairs and started ramping up production, albeit at less than maximum capacity. The available production was however sufficient to satisfy strong domestic demand and export opportunities. Consequently, the domestic ethylene price fell from a high of $0.64 per gallon to $0.26 per gallon, resulting in very healthy international ethylene arbitrage. Exports again began to flow from the Morgan’s Point Marine Export Terminal and the nearby Targa owned Terminal, which combined exported approximately 80,000mts during each month of June and July, and half of August. Towards the end of the quarter both the delayed start-up of Baystar’s new 600,000mts ethylene cracker, together with unplanned stoppages at Westlake, Sasol and Lyondell crackers, coupled with already low ethylene inventory levels post Texas Freeze, pushed U.S. ethylene prices higher to $0.55 per gallon, leading to a reduction in U.S. ethylene exports. U.S. domestic prices have since reverted to about $0.40 per gallon with more exports flowing to Europe. The pricing forecast for U.S. ethylene remains in backwardation due to the continued price advantage of domestic ethane cracker feedstock, which has remained very competitive within a band of $0.10 to $0.11 per gallon throughout 2021. While North American ethylene export volumes have been volatile throughout the year, ethane demand has increased providing employment opportunities for our ethane capable fleet. With rising oil prices comes more substitution of naphtha as a cracker feedstock by ethane. The North American propylene deficit has in parallel provided increased demand for deep-sea propylene transportation to the U.S. and the Navigator Gas fleet has capitalized on this surge of imports and has experienced record high propylene volumes. The vessels are currently utilizing backhaul opportunities by transporting propylene from Asia to the U.S. Gulf.

Four Navigator handysize semi-refrigerated vessels have now been delivered to the Pembina Canadian West Coast LPG export terminal. These vessels have safely, reliably and efficiently provided a means for the Canadian producers to deliver their cargo to Asian customers, without the need or cost of a Panama Canal transit. This new Transpacific handysize LPG trade is set to expand in October when a fifth vessel is scheduled to enter service on this route. U.S. LPG pricing remains at a high level of around $1.00 per gallon, which is double the price compared to the same period in 2020. The high cost of U.S. propane has dampened North American LPG exports during the last few months according to EIA despite an increasing level of natural gas liquids production within the continent. The forecasted strong oil price environment will continue to support gas production and use.

Results of Operations for the Three Months Ended June 30, 2020 Compared to the Three Months Ended June 30, 2021

The following table compares our operating results for the three months ended June 30, 2020 and 2021:

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2021	Percentage Change
	(in thousands, except percentages)
Operating revenue	$79,869	$80,278	0.5%
Operating revenue – Luna Pool collaborative arrangement	2,596	5,579	114.9%

Total operating revenues	82,465	85,857	4.1%
Expenses:
Brokerage commissions	1,305	974	(25.4%)
Voyage expenses	14,728	17,749	20.5%
Voyage expenses – Luna Pool collaborative arrangement	3,043	5,479	80.1%
Vessel operating expenses	26,493	28,826	8.8%
Depreciation and amortization	19,151	19,230	0.4%
General and administrative costs	4,509	6,276	39.2%
Other income	(117)	(88)	(24.8%)

Total operating expenses	69,112	78,446	13.5%

Operating income	13,353	7,411	(44.5%)
Foreign currency exchange gain / (loss) on senior secured bonds	(4,852)	330	n/a
Unrealized gain / (loss) on non-designated derivative instruments	6,354	(269)	n/a
Interest expense	(11,128)	(8,647)	(22.3%)
Interest income	96	63	(24.4%)

Income / (loss) before taxes and share of result of equity accounted joint ventures	3,823	(1,112)	n/a
Income taxes	(168)	(190)	13.1%
Share of result of equity accounted joint venture	(164)	2,001	n/a

Net income	3,491	699	(80.0%)
Net income attributable to non-controlling interest	(483)	(394)	(18.4%)

Net income attributable to stockholders of Navigator Holdings Ltd.	$3,008	$305	(89.9%)

Operating Revenue. Operating revenue increased by $0.4 million or 0.5% to $80.3 million for the three months ended June 30, 2021, from $79.9 million for the three months ended June 30, 2020. This increase was principally due to:

•

an increase in operating revenue of approximately $1.7 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $22,181 per vessel per day ($674,680 per calendar month) for the three months ended June 30, 2021, compared to an average of approximately $21,606 per vessel per day ($657,170 per calendar month) for the three months ended June 30, 2020;

•

a decrease in operating revenue of approximately $2.1 million as a result of a decrease in fleet utilization to 85.4% for the three months ended June 30, 2021, from 88.3% for the three months ended June 30, 2020;

•

a decrease in operating revenue of approximately $2.2 million attributable to seven vessels undertaking dry docking during the three months ended June 30, 2021, for a total of 114 days, compared to two vessels for a total of 44 days during the three months to June 30, 2020; and

•

an increase in operating revenue of approximately $3.0 million primarily attributable to an increase in pass through voyage costs, due to more expensive bunker fuel and additional canal transits for the three months ended June 30, 2021, compared to the three months ended June 30, 2020.

The following table presents selected operating data for the three months ended June 30, 2020 and 2021, which we believe are useful in understanding the basis for movement in our operating revenues.

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2021
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	3,458	3,458
Available days	3,414	3,300
Operating days	3,015	2,819
Fleet utilization	88.3%	85.4%
Average daily time charter equivalent rate (*)	$21,606	$22,181

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2021
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue (excluding collaborative arrangements)	$79,869	$80,278
Voyage expenses (excluding collaborative arrangements)	14,728	17,749

Operating revenue less Voyage expenses	65,141	62,529

Operating days	3,015	2,819
Average daily time charter equivalent rate	$21,606	$22,181

Operating Revenue – Luna Pool collaborative arrangement. Operating revenue – Luna Pool collaborative arrangement, which was our share of the other Luna Pool participants revenue increased by $3.0 million to $5.6 million for the three months ended June 30, 2021, compared to $2.6 million for the three months ended June 30, 2020. This increase relates, in part, to having all fourteen vessels in the Luna Pool for the quarter ended June 30, 2021, compared to an average of 10 vessels for the quarter ended June 30, 2020 and in part to improved utilization and time charter rates for the Luna Pool vessels for the three months ended June 30, 2021, compared to the three months ended June 30, 2020.

Brokerage Commissions. Brokerage commissions, which typically vary between 0.625% and 2.5% of operating revenue, decreased by 25.4%, to $1.0 million for the three months ended June 30, 2021, from $1.3 million for the three months ended June 30, 2020, primarily due to a charter negotiation direct with the charterer where no broker commission is payable.

Voyage Expenses. Voyage expenses increased by 20.5% to $17.7 million for the three months ended June 30, 2021, from $14.7 million for the three months ended June 30, 2020. This was primarily due to an increase in the price of bunkers used by our vessels, despite a reduction in the number of voyage charter days which decreased by approximately 12.0% during the three months ended June 30, 2021, as compared to the three months ended June 30, 2020. These increased voyage costs are typically pass through costs, corresponding to an increase in operating revenue of the same amount.

Voyage Expenses. – Luna Pool collaborative arrangement. Voyage expenses – Luna Pool collaborative arrangement, which was our other Luna Pool participants share of our revenue, was $5.4 million for the three months ended June 30, 2021 compared to $3.0 million for the three months ended June 30, 2020. The Luna Pool became operational during the quarter ended June 30, 2020, and this $2.4 million increase was due to having all fourteen vessels in the Luna Pool for the quarter ended June 30, 2021, compared to an average of 10 vessels for the quarter ended June 30, 2020, as well as improved utilization and time charter rates for the Luna Pool vessels for the three months ended June 30, 2021, compared to the three months ended June 30, 2020.

Vessel Operating Expenses. Vessel operating expenses increased by 8.8% to $28.8 million for the three months ended June 30, 2021, from $26.5 million for the three months ended June 30, 2020. Average daily vessel operating expenses increased by $675 per vessel per day, or 8.8%, to $8,336 per vessel per day for the three months ended June 30, 2021, compared to $7,661 per vessel per day for the three months ended June 30, 2020. This was primarily due to a general reduction in vessel operating expenses across the fleet in the three months ended June 30, 2020, as a result of COVID-19, which resulted in operating costs being deferred to subsequent quarters.

Depreciation and Amortization. Depreciation and amortization expense increased by 0.4% to $19.2 million for the three months ended June 30, 2021, from $19.2 million for the three months ended June 30, 2020. Depreciation and amortization expense included amortization of capitalized drydocking costs of $2.1 million and $2.0 million for the three months ended June 30, 2021, and 2020 respectively.

General and Administrative Costs. General and administrative costs increased by $1.8 million or 39.2% to $6.3 million for the three months ended June 30, 2021, from $4.5 million for the three months ended June 30, 2020. The increase in general and administrative costs was primarily as a result of a gain on a revaluation of an Indonesian Rupiah bank account last year, for the three months ended June 30, 2020, as well as an increase of $0.4 million on D&O insurances for the three months ended June 30, 2021.

Other Income. Other income was $0.1 million for both the three months ended June 30, 2021, and June 30, 2020, and consists of management fees for commercial and administrative activities performed by the Company for the Luna Pool.

Non-operating Results

Foreign Currency Exchange Loss on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of June 30, 2021. The foreign currency exchange gain of $0.3 million for the three months ended June 30, 2021, was as a result of the Norwegian Kroner weakening against the U.S. dollar, being NOK 8.6 to USD 1.0 as of June 30, 2021, compared to NOK 8.5 to USD 1.0 as of March 31, 2021. The foreign currency exchange loss of $4.9 million for the three months ended June 30, 2020, was as a result of the Norwegian Kroner strengthening against the U.S. dollar, being NOK 9.7 to USD 1.0 as of June 30, 2020, compared to NOK 10.5 to USD 1.0 as of March 31, 2020.

Unrealized Gain on Non-designated Derivative Instruments. The unrealized loss on non-designated derivative instruments of $0.3 million for the three months ended June 30, 2021, relates to the fair value movement in our cross-currency interest rate swap and is primarily due to the weakening of the Norwegian Kroner against the U.S. dollar. The unrealized gain on this swap for the three months ended June 30, 2020, was $6.4 million.

Interest Expense. Interest expense decreased by $2.5 million, or 22.3%, to $8.6 million for the three months ended June 30, 2021, from $11.1 million for the three months ended June 30, 2020. This is primarily as a result of a reduction in 3-month US LIBOR interest rates.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended June 30, 2021, we had a tax charge of $190,000 compared to taxes of $168,000 for the three months ended June 30, 2020.

Share of result of equity accounted joint venture. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a gain of $2.0 million for the three months ended June 30, 2021, primarily as a result of increased volumes through the Marine Export Terminal, compared to a loss of $0.2 million for the three months ended June 30, 2020, as a result of initial startup volumes following the operational commencement of the Marine Export Terminal in January 2020.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million is presented as the non-controlling interest in our financial results.

Results of Operations for the Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2021

The following table compares our operating results for the six months ended June 30, 2020 and 2021:

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2021	Percentage Change
	(in thousands, except percentages)
Operating revenue	$161,126	$160,786	(0.2%)
Operating revenue – Luna Pool collaborative arrangement	2,596	10,819	316.8%

Total operating revenue	163,722	171,605	4.8%
Operating expenses:
Brokerage commissions	2,560	2,167	(15.4%)
Voyage expenses	32,272	33,365	3.4%
Voyage expenses – Luna Pool collaborative arrangement	3,043	9,611	215.8%
Vessel operating expenses	53,899	55,818	3.6%
Depreciation and amortization	38,361	38,503	0.4%
General and administrative costs	11,017	12,556	14.0%
Other income	(117)	(160)	36.8%

Total operating expenses	141,035	151,860	7.7%

Operating income	22,687	19,745	13.0%
Foreign currency exchange gain on senior secured bonds	6,565	338	(94.9%)
Unrealized gain/(loss) on non-designated derivative instruments	(7,607)	278	n/a
Interest expense	(22,668)	(17,608)	(22.3%)
Interest income	315	94	(70.2%)

Income / (loss) before taxes and share of result of equity accounted joint venture	(708)	2,847	n/a
Income taxes	(336)	(335)	93.1%
Share of result of equity accounted joint venture	(3,205)	1,396	n/a

Net income / (loss)	(4,249)	3,908	n/a
Net income attributable to non-controlling interest	(905)	(783)	(13.5%)

Net income / (loss) attributable to stockholders of Navigator Holdings Ltd.	$(5,154)	$3,125	n/a

Operating Revenue. Operating revenue, net of address commission, decreased by $0.3 million or 0.2% to $160.8 million for the six months ended June 30, 2021, from $161.1 million for the six months ended June 30, 2020. This increase was principally due to:

•

an increase in operating revenue of approximately $5.0 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $22,064 per vessel per day ($671,100 per vessel per calendar month) for the six months ended June 30, 2021, compared to an average of approximately $21,228 per vessel day ($645,700 per vessel per calendar month) for the six months ended June 30, 2020;

•

a decrease in operating revenue of approximately $3.7 million attributable to a reduction in vessel available days of 234 days or 3.4% for the six months ended June 30, 2021, due to an increase in the number dry dockings undertaken during the six months ended June 30, 2021 compared to the relatively low number of dry dockings undertaken for the six months ended June 30, 2020 as a result of the COVID-19 lockdowns at that time;

•

a decrease in operating revenue of approximately $2.7 million attributable to a decrease in fleet utilization which was 87.3% for the six months ended June 30, 2021 compared to 88.7% for the six months ended June 30, 2020; and

•

an increase in operating revenue of approximately $1.1 million primarily attributable to an increase in pass through voyage costs, due to additional fuel and canal transit costs for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

The following table presents selected operating data for the six months ended June 30, 2020 and 2021, which we believe are useful in understanding the basis for movement in our operating revenues.

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2021
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	6,916	6,878
Available days	6,846	6,612
Operating days	6,070	5,775
Fleet utilization	88.7%	87.3%
Average daily time charter equivalent rate (*)	$21,228	$22,064

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2021
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue (excluding collaborative arrangements)	$161,126	$160,786
Voyage expenses (excluding collaborative arrangements)	32,272	33,365

Operating revenue less Voyage expenses	128,854	127,421

Operating days	6,070	5,775
Average daily time charter equivalent rate	$21,228	$22,064

Operating Revenue – Luna Pool collaborative arrangement. Operating revenue – Luna Pool collaborative arrangement, which was our share of the other Luna Pool participants revenue, was $10.8 million for the six months ended June 30, 2021 compared to $2.6 million for the six months ended June 30, 2020. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there was no Operating Revenue – Luna Pool collaborative arrangement during the first three months ended March 31, 2020 and a reduced share of the other Luna Pool participants revenue during the initial quarter of its operations.

Brokerage Commissions. Brokerage commissions, which typically vary between 0.625% and 2.5% of operating revenue, reduced by 15.4%, to $2.2 million for the six months ended June 30, 2021, from $2.6 million for the six months ended June 30, 2020, primarily due to a charter negotiation direct with the charterer where no broker commission is payable.

Voyage Expenses. Voyage expenses increased by 3.4% to $33.4 million for the six months ended June 30, 2021, from $32.3 million for the six months ended June 30, 2020. This was primarily due to an increase in the price of bunkers used by our vessels. These increased voyage costs are pass through costs, corresponding to an increase in operating revenue of the same amount.

Voyage Expenses. – Luna Pool collaborative arrangement. Voyage expenses – Luna Pool collaborative arrangement, which was our other Luna Pool participants share of our revenue, was $9.6 million for the six months ended June 30, 2021 an increase of $6.6 million compared to the $3.0 million for the six months ended June 30, 2020. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there were no Voyage Expenses – Luna Pool collaborative arrangement during the first three months ended March 31, 2020 and a reduced share of the other Luna Pool participants share of our revenue during the initial quarter of its operations.

Vessel Operating Expenses. Vessel operating expenses increased by 3.6% to $55.8 million for the six months ended June 30, 2021, from $53.9 million for the six months ended June 30, 2020. Average daily vessel operating expenses increased by $322 per vessel per day, or 4.1%, to $8,115 per vessel per day for the six months ended June 30, 2021, compared to $7,793 per vessel per day for the six months ended June 30, 2020. This was primarily due to a general reduction in vessel operating expenses across the fleet in the six months ended June 30, 2020 as a result of COVID-19, which resulted in operating costs being deferred to subsequent quarters.

Depreciation and Amortization. Depreciation and amortization expense increased by 0.4% to $38.5 million for the six months ended June 30, 2021, from $38.4 million for the six months ended June 30, 2020. Depreciation and amortization expense included amortization of capitalized drydocking costs of $4.3 million and $4.1 million for the six months ended June 30, 2021 and 2020 respectively.

General and Administrative Costs. General and administrative costs increased by $1.5 million or 14.0% to $12.6 million for the six months ended June 30, 2021, from $11.0 million for the six months ended June 30, 2020. This increase in general and administrative costs was primarily due to additional insurance costs of $0.9 million for D&O insurances.

Non-operating Results

Foreign Currency Exchange (Loss)/Gain on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollars at the prevailing exchange rate as of June 30, 2021. The foreign currency exchange gain of $0.3 million for the six months ended June 30, 2021 was as a result of the Norwegian Kroner weakening against the U.S. dollar, being NOK 8.6 to USD 1.0 as of June 30, 2021 compared to NOK 8.5 to USD 1.0 as of December 31, 2020. The foreign currency exchange gain of $6.6 million for the six months ended June 30, 2020 was as a result of the Norwegian Kroner weakening against the U.S. dollar, being NOK 9.7 to USD 1.0 as of June 30, 2020 compared to NOK 8.8 to USD 1.0 as of December 31, 2019.

Unrealized Gain/(Loss) on Non-designated Derivative Instruments. The unrealized gain on non-designated derivative instruments of $0.3 million for the six months ended June 30, 2021 relates to the fair value movement in our cross-currency interest rate swap and is primarily due to the weakening of the Norwegian Kroner against the U.S. dollar. The unrealized loss on this swap for the six months ended June 30, 2020 was $7.6 million as a result of the significant volatility between the Norwegian Kroner and the U.S. dollar due to uncertainties surrounding COVID-19 during the six months ended June 30, 2020.

Interest Expense. Interest expense decreased by $5.1 million, or 22.3%, to $17.6 million for the six months ended June 30, 2021, from $22.7 million for the six months ended June 30, 2020. This is primarily as a result of a reduction in 3-month US LIBOR interest rates.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the six months ended June 30, 2021, we had a tax charge of $335,000, similar to taxes of $336,000 for the six months ended June 30, 2020.

Share of result of equity accounted joint venture. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a gain of $1.4 million for the six months ended June 30, 2021 compared to a loss of $3.2 million for the six months ended June 30, 2020, primarily as a result of increased volumes of product through the Marine Export Terminal during the six months ended June 30, 2021, compared to the initial volumes for the six months ended June 30, 2020, following the terminal becoming operational in December 2019.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.9 million is presented as the non-controlling interest in our financial results.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income attributable to the stockholders of the Company to EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2020 and 2021:

	(in thousands)		(in thousands)
	Three months ended		Six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Net income / (loss) attributable to the stockholders of Navigator Holdings Ltd.	$3,008	$305	$(5,154)	$3,125
Net interest expense	11,032	8,584	22,353	17,514
Income taxes	168	190	336	335
Depreciation and amortization	19,151	19,230	38,361	38,503

EBITDA(1)	$33,359	$28,309	$55,896	$59,477
Foreign currency exchange (gain) / loss on senior secured bonds	4,852	(330)	(6,565)	(338)
Unrealized loss / (gain) on non-designated derivative instruments	(6,354)	269	7,607	(278)

Adjusted EBITDA(1)	$31,857	$28,248	$56,938	$58,861

[1]

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income attributable to stockholders of the Company before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income / (loss) attributable to stockholders of the Company, our most directly comparable U.S. GAAP financial measure.

Our Fleet

The following table sets forth details as of August 16, 2021 for the vessels we owned as of June 30, 2021:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion*	2000	22,085	Time Charter	Ethane	October 2021
Navigator Neptune*	2000	22,085	Spot Market	Repairs	—
Navigator Pluto	2000	22,085	Spot Market	Drydock	—
Navigator Saturn*	2000	22,085	Spot Market	—	—
Navigator Venus*	2000	22,085	Spot Market	Ethane	—
Navigator Atlas*	2014	21,000	Spot Market	Ethylene	—
Navigator Europa*	2014	21,000	Spot Market	Butadiene	—
Navigator Oberon*	2014	21,000	Time Charter	LPG	September 2021
Navigator Triton*	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio*	2015	21,000	Spot Market	Ethylene	—
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2022
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2023
Navigator Prominence	2017	37,300	Time Charter	Ethane	December 2021
Semi-refrigerated
Navigator Magellan	1998	20,700	Spot market	Propylene	—
Navigator Aries	2008	20,750	Time charter	LPG	November 2021
Navigator Capricorn	2008	20,750	Spot market	LPG	—
Navigator Gemini	2009	20,750	Spot market	—	—
Navigator Pegasus	2009	22,200	Time charter	Propylene	March 2022
Navigator Phoenix	2009	22,200	Time charter	LPG	May 2022
Navigator Scorpio	2009	20,750	Spot market	—	—
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Spot market	—	—
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Navigator Centauri	2015	21,000	Time charter	LPG	May 2022
Navigator Ceres	2015	21,000	Time charter	LPG	June 2022
Navigator Ceto	2016	21,000	Time charter	LPG	May 2022
Navigator Copernico	2016	21,000	Spot market	LPG	—
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	May 2022
Navigator Grace	2010	22,500	Time charter	LPG	August 2021
Navigator Galaxy	2011	22,500	Time charter	Ammonia	November 2021
Navigator Genesis	2011	22,500	Time charter	Ammonia	January 2022
Navigator Global	2011	22,500	Time charter	LPG	January 2022
Navigator Gusto	2011	22,500	Time charter	LPG	December 2021
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

*	denotes our owned vessels that operate within the Luna Pool

Conference Call Details:

Tomorrow, Tuesday, August 17, 2021 at 10:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0 (808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Tuesday, August 24, 2021. To listen to the archived audio file, visit our website www.navigatorgas.com and click on ‘Key Dates’ under our ‘Investors Centre’ page.

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department—investorrelations@navigatorgas.com

London: 10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. On August 4, 2021, Navigator announced that it merged the fleet and business activities of Ultragas ApS with its own, adding an additional 18 vessels to the fleet. The transaction unites two leading gas shipping companies. Navigator’s combined fleet now consists of 56 semi- or fully-refrigerated liquefied gas carriers, 22 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2020	June 30, 2021
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$59,271	$96,356
Accounts receivable, net of allowance for credit losses of $228,000, (December 31, 2020: nil)	14,451	22,457
Accrued income	20,073	6,765
Prepaid expenses and other current assets	22,015	17,047
Bunkers and lubricant oils	8,428	11,196
Insurance Receivable	447	2,651
Amounts due from related parties	11,853	6,141

Total current assets	136,538	162,613
Non-current assets
Vessels, net	1,545,688	1,515,780
Property, plant and equipment, net	502	527
Intangible assets, net of accumulated amortization of $295 (December 31, 2020: $279)	277	242
Investment in equity accounted joint venture	148,665	147,213
Derivative assets	—	215
Right-of-use asset for operating leases	5,701	5,137
Prepaid expenses and other non-current assets	2,037	1,522

Total non-current assets	1,702,870	1,670,636

Total assets	$1,839,408	$1,833,249

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$65,662	$86,715
Current portion of operating lease liabilities	1,276	1,254
Accounts payable	8,565	9,990
Accrued expenses and other liabilities	16,488	21,921
Accrued interest	3,398	3,209
Deferred income	11,604	13,824
Amounts due to related parties	229	206

Total current liabilities	107,222	137,119

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	552,595	515,989
Senior secured bond, net of deferred financing costs	69,580	69,368
Senior unsecured bond, net of deferred financing costs	98,158	98,355
Derivative liabilities	3,007	2,943
Operating lease liabilities, net of current portion	5,232	4,681
Amounts due to related parties	61,219	57,881

Total non-current liabilities	789,791	749,217

Total Liabilities	897,013	886,336
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,971,121 shares issued and outstanding, (December 31, 2020: 55,893,618)	559	560
Additional paid-in capital	593,254	593,830
Accumulated other comprehensive loss	(245)	(212)
Retained earnings	346,972	350,097

Total Navigator Holdings Ltd. stockholders’ equity	940,540	944,275
Non-controlling interest	1,855	2,638

Total equity	942,395	946,913

Total liabilities and stockholders’ equity	$1,839,408	$1,833,249

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2021	2020	2021
	(in thousands except share and per share data)
Revenues
Operating revenue	$79,869	$80,278	$161,126	$160,786
Operating revenue- Luna Pool collaborative arrangement	2,596	5,579	2,596	10,819

Total operating revenues	82,465	85,857	163,722	171,605

Expenses
Brokerage commissions	1,305	974	2,560	2,167
Voyage expenses	14,728	17,749	32,272	33,365
Voyage expenses – Luna Pool collaborative arrangement	3,043	5,479	3,043	9,611
Vessel operating expenses	26,493	28,826	53,899	55,818
Depreciation and amortization	19,151	19,230	38,361	38,503
General and administrative costs	4,509	6,276	11,017	12,556
Other income	(117)	(88)	(117)	(160)

Total operating expenses	69,112	78,446	141,035	151,860

Operating income	13,353	7,411	22,687	19,745
Other income / (expense)
Foreign currency exchange gain / (loss) on senior secured bonds	(4,852)	330	6,565	338
Unrealized gain / (loss) on non-designated derivative instruments	6,354	(269)	(7,607)	278
Interest expense	(11,128)	(8,647)	(22,668)	(17,608)
Interest income	96	63	315	94

(Loss) / income before income taxes and share of result of equity accounted joint venture	3,823	(1,112)	(708)	2,847
Income taxes	(168)	(190)	(336)	(335)
Share of result of equity accounted joint ventures	(164)	2,001	(3,205)	1,396

Net income / (loss)	3,491	699	(4,249)	3,908
Net income attributable to non-controlling interest	(483)	(394)	(905)	(783)

Net income / (loss) attributable to stockholders of Navigator Holdings Ltd.	$3,008	$305	$(5,154)	$3,125

Earnings / (Loss) per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$0.05	$0.01	$(0.09)	$0.06
Weighted average number of shares outstanding:
Basic:	55,905,600	55,971,121	55,871,893	55,935,859
Diluted:	56,253,778	56,306,577	55,871,893	56,273,533

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months ended June 30, 2020	Six Months ended June 30, 2021
	(in thousands)
Cash flows from operating activities
Net income / (loss)	$(4,249)	$3,908
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized (gain)/loss on non-designated derivative instruments	7,607	(278)
Depreciation and amortization	38,361	38,503
Payment of drydocking costs	(2,546)	(10,061)
Amortization of share-based compensation	539	577
Amortization of deferred financing costs	2,251	1,644
Share of result of equity accounted joint venture, net of distributions received	3,205	(512)
Insurance claim receivable	(620)	(2,615)
Impairment of vessel	—	2,000
Unrealized foreign exchange loss/(gain) on senior secured bonds	(6,565)	(338)
Other unrealized foreign exchange gain	(440)	14
Changes in operating assets and liabilities
Accounts receivable	1,366	(8,006)
Bunkers and lubricant oils	490	(2,768)
Accrued income and prepaid expenses and other current assets	(9,986)	18,623
Accounts payable, accrued interest, accrued expenses and other liabilities	2,637	8,316
Amounts due to related parties	686	5,689

Net cash provided by operating activities	32,736	54,696

Cash flows from investing activities
Payments to acquire ballast water systems	(982)	(323)
Investment in equity accounted joint venture	(7,500)	(4,000)
Distributions from equity accounted joint venture	—	5,966
Purchase of other property, plant and equipment	(19)	(193)
Insurance recoveries	609	411

Net cash (used in) / provided by investing activities	(7,892)	1,861

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	7,500	18,000
Issuance costs of secured bond	(141)	—
Issuance costs of secured term loan facilities	—	(26)
Issuance costs of refinancing of vessel to related parties	(18)	—
Repayment of financing of vessel to related parties	(3,724)	(3,342)
Issuance costs of Terminal Facility	(72)	—
Repayment of secured term loan facilities and revolving credit facilities	(33,267)	(34,104)

Net cash used in financing activities	(29,722)	(19,472)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(4,878)	37,085
Cash, cash equivalents and restricted cash at beginning of period	66,130	59,271

Cash, cash equivalents and restricted cash at end of period	$61,252	$96,356

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$20,559	$16,045

Total tax paid during the period	$110	$192

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our trends or forecasts. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:

•

the completion of the Company’s quarter-end close procedures and further financial review with respect to the Company’s financial statements for the quarter ended June 30, 2021, and other developments that may arise between now and the disclosure of the Company’s final results for such quarter;

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate material weaknesses in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our expectations regarding the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture;

•	our expectations regarding the integration, profitability and success of the vessels and businesses acquired in the Ultragas transaction; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.